COMMENTS RECEIVED ON NOVEMBER 6, 2012

FROM EDWARD BARTZ

FIDELITY GARRISON STREET TRUST (File No. 811-04861)

Fidelity Commodity Strategy Central Fund

AMENDMENT NO. 77

1. C: The Staff raised a number of questions about the Cayman subsidiary.

R: Specific Staff questions are noted in italics with the corresponding response immediately following below:

* Confirm whether the Board of Trustees of the Subsidiary will sign the registration statement and any subsequent amendments.
The Subsidiary is not required to execute the Registrant's post effective amendments. The Subsidiary is not offering any securities in the United States, nor is a Subsidiary a co-issuer of Commodity Strategy Fund's securities.

* Confirm whether the Subsidiary will have the same custodian and independent auditor as the trust.
Confirmed.

* Confirm whether the Subsidiary intends to comply with Sections 10 & 16 of the 1940 Act.
The Subsidiary is not a registered investment company under the 1940 Act, and is therefore not required to separately comply with these provisions of the 1940 Act. That being said, however, we note that the fund typically looks through the Subsidiary for purposes of testing compliance with the fund's requirements under the 1940 Act.

* Confirm financial statements will be audited and filed with a regulatory body.
The fund consolidates its financial statements with the Subsidiary's in accordance with no-action relief dated April 29, 2008 (see Fidelity's letter to Richard F. Sennett, Chief Accountant of the Division of Investment Management, dated February 13, 2008). These financial statements are filed on Form N-CSR.

* Confirm all 1940 Act requirements are met - specifically Sections 17 & 18 and with respect to pricing and accounting.
Confirmed. The fund typically looks through the Subsidiary, and aggregates the Subsidiary's individual holdings together with direct holdings of the fund, for purposes of testing compliance with the fund's requirements under the 1940 Act. With respect to Section 18(f) and related SEC guidance, compliance is met at both the fund and the Subsidiary level. We note further that we are mindful of the requirements of Section 48(a) of the 1940 Act.

* Confirm whether the Subsidiary is considered a liquid investment.
The fund looks through the Subsidiary and aggregates the Subsidiary's individual holdings together with direct holdings of the fund for purposes of testing compliance with the fund's liquidity requirements under the 1940 Act. This approach is consistent with no-action relief granted by the SEC staff to others that use similar wholly-owned subsidiary structures.

2. "Investment Details" (Part A of the Registration Statement)

"Description of Principal Security Types"

"Derivatives are investments whose values are tied to an underlying asset, instrument, currency, or index. Derivatives include futures, options, forwards, and swaps, such as interest rate swaps (exchanging a floating rate for a fixed rate), total return swaps (exchanging a floating rate for the total return of a security, commodity, or index) and credit default swaps (buying or selling credit default protection)."

Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 77

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C: The Staff questioned how much in assets the fund will segregate relative to its swaps and how does it comply with I.C. Release No. 10666 (April 18, 1979).

R: Fidelity's practice for the fund is to value swaps in its portfolio at the full notional amount of each transaction for purposes of segregation.

3. "Trustees and Officers" (Part B of the Registration Statement)

"Experience, Skills, Attributes, and Qualifications of the Fund's Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

4. "Trustees and Officers" (Part B of the Registration Statement)

C: The Staff would like confirmation that biographies reflect all directorships for the past five years.

R: In accordance with Item 17 of Form N-1A, directorships held during the past five years are disclosed.

Fidelity Garrison Street Trust (File No. 811-04861), Amendment No. 77

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5. Tandy Representations (Part A and Part B of the Registration Statement)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.